Exhibit 99.1

Aurinia Selects Worldwide Clinical Trials as its CRO for Phase 3 Lupus Nephritis Trial

- Single Phase 3 Trial on track to commence in Q2 2017

VICTORIA, British Columbia--(BUSINESS WIRE)--January 27, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH / TSX: AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced that it has selected Worldwide Clinical Trials (“Worldwide”) as its Clinical Research Organization (CRO) for the AURORA Phase 3 study of volcosporin for the treatment of active lupus nephritis (LN).

“Selecting a CRO for AURORA is a key milestone for Aurinia following our successful end-of-Phase 2 meeting with the U.S. Food & Drug Administration (FDA) Division of Pulmonary, Allergy and Rheumatology Products. We are thrilled to partner with Worldwide to support the AURORA Phase 3 clinical trial,” said Charles Rowland, Chief Executive Officer of Aurinia. “We are rapidly moving forward with our plans to bring this important therapy to market for patients living with this devastating disease, and Worldwide’s deep expertise and capabilities in managing pivotal trials will be a tremendous asset to us. We are on track to commence the AURORA trial in the second quarter of 2017, and we expect the results from this study will support a New Drug Application (NDA) submission to the FDA.”

With support from Worldwide, Aurinia will proceed with conducting a randomized, placebo-controlled, double-blind global 52-week trial in approximately 320 patients. The primary endpoint as in the Phase 2b AURA trial is renal response (complete remission), at 24 weeks. In addition to the assessment of renal response, a key marker of clinical benefit in this population is the duration of proteinuria improvement. Therefore, secondary endpoints will include the duration of renal response at 52 weeks (48 weeks in AURA), an efficacy measure which delineates durability of renal response (remission), an important parameter in evaluating long-term outcomes for the treatment of LN.

“Our entire Worldwide team is delighted to have been selected as Aurinia’s CRO partner to advance voclosporin, which has the potential to become the first FDA-approved treatment for LN,” said Peter Benton, President and Chief Operating Officer at Worldwide Clinical Trials. “We’re truly honored that an innovator like Aurinia recognizes what Worldwide brings to the table: medical and scientific expertise, proactive insight, dogged determination, rigorous processes and a commitment to getting it right. We’re looking forward to working closely with Aurinia’s clinical development team on this new therapy, which could significantly improve the lives and long-term outcomes of patients suffering from LN.”

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,000 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It is made by a modification of a single amino acid of the cyclosporine molecule which has shown a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile, and potential for flat dosing. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)

Lupus Nephritis (LN) in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60% of all SLE patients have clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes where an early response correlates with long-term outcomes, measured by proteinuria. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About AURORA

The AURORA study is a 52-week global double-blind placebo controlled Phase III study that will compare the efficacy of one dose of voclosporin (23.7mg BID) or placebo added to current standard of care of mycophenolate mofetil (MMF, also known as CellCept®) in achieving renal response (formerly referred to as complete remission) in patients with active LN. Both arms will also receive low doses of corticosteroids as part of background therapy after a stringent taper. Aurinia believes this Phase III clinical trial whose design is consistent with the ongoing AURA study, will support a New Drug Application (NDA) submission.

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com.

About Worldwide Clinical Trials

Worldwide Clinical Trials employs more than 1,400 professionals around the world, with offices in North and South America, Eastern and Western Europe, Russia and Asia. One of the world’s leading, full-service contract research organizations (CROs), we partner with sponsors in the pharmaceutical and biotechnology industries to deliver fully integrated clinical development and bioanalytical services, extending from first-in-human through phase IV studies. Grounded in medicine and science, we help sponsors move from discovery into clinical development and commercialization across a range of therapeutic areas, including neuroscience, cardiovascular diseases, immune-mediated inflammatory disorders (IMID), and rare diseases. For more information, visit www.Worldwide.com.

Forward Looking Statements

This press release contains forward-looking statements, including statements related to Aurinia's clinical and regulatory strategy, future clinical development plans, Aurinia's analysis, assessment and conclusions of the results of the AURA-LV clinical study. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor & Media Contact:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com
or
Worldwide Clinical Trials Media Contact:
LuJean Smith, +1.610.329.2056
Vice President, Global Marketing Communications
lujean.smith@worldwide.com